UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 1, 2021, JX Luxventure Limited (the “Company”) closed the private placement offering (the “Offering”) of its newly-designated Series D Convertible Preferred Stock, par value $0.0001 per share (“Series D Convertible Preferred Stock”), in which the Company issued 100,000 shares of Series D Convertible Preferred Stock (the “Shares”) for the total gross proceeds of $3,900,000. The Shares were issued to an accredited investor not affiliated with the Company, in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506(b) of Regulation D promulgated thereunder, pursuant to the terms of the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock (the “Certificate of Designation”) and the subscription agreement between the investor and the Company, dated as of November 1, 2021. As stated in the Certificate of Designation, shares of Series D Convertible Preferred Stock vote together with holders of shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 do 13 basis at any time following the issuance. However, the conversion is limited to the extent that no conversion may occur if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder of such shares at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock.

The Offering and the issuance of the Shares were approved by the unanimous board consent of the Company and the affirmative vote of the holders of approximately 60.4% of the total issued and outstanding capital stock of the Company, in accordance with the applicable provisions of the Business Corporations Act of the Marshall Islands and the listing rules of the Nasdaq Capital Market.

The Certificate of Designation and the form of the Subscription Agreement are attached to this Current Report on Form 6-K as Exhibits 10.1 and 10.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Certificate of Designation of Series D Convertible Preferred Stock
10.2	Form of Subscription Agreement

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